SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K\A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that, on this date, was published an Ordinance of the Ministry of Mines and Energy No. 120 of April 20, 2016, which regulates the receiving conditions of indemnities relating to the electricity transmission assets on May 31, 2000, called Basic Network Existing System - RBSE and other Transmission Facilities - RPC, not depreciated and not amortized, according to the second paragraph of Article 15 of Law 12.783/2013.

According to the mentioned Ordinance, the amounts approved by the National Electric Energy Agency ("ANEEL") will form the Regulatory Asset Base of the electricity transmission concessions and the cost of capital will be added to the respective Annual Allowed Revenue. Such cost of capital will consist of indemnity and depreciation values, plus taxes due ("gross up"), subject to the corporate law, and will be recognized as of the 2017 adjustment tariff process, being adjusted and revised according to the concession agreement.

The remuneration and depreciation installments will be defined taking into account the methodologies of the Periodic Tariff Review of the Revenue of Existing Concessionaires, approved by Aneel. The Regulatory Asset Base will be depreciated considering the residual useful life of assets and adjusted by the National Inflation Index - IPCA.

The cost of capital relating to period from December 2012 until the adjust tariff process of 2017 will be remunerated by the cost of equity capital, in real terms, of the transmission segment defined by Aneel in the methodologies of the Periodic Tariff Review of the Revenue of Existing Concessionaires.

As of the adjust tariff process of 2017, the cost of capital will be remunerated by the Weighted Average Cost of the Capital - WACC defined by Aneel, and shall be incorporated from the 2017 adjust tariff process for a period of 8 years.

The mentioned Ordinance, due to the significant amounts involved, represents an important expectations of the Company with regard to the economic sustainability aspect of Eletrobras. The Company has already approved by ANEEL the amount of R$ 9 billion relating to the subsidiary Furnas and R$ 1 billion relating to the subsidiary Eletrosul. The subsidiaries Chesf and Eletronorte have presented their valuation reports of these indemnities and are awaiting approval by Aneel yet for the 2016 financial year, claiming, respectively, the amounts of R$ 5.6 billion and R$ 2.9 billion. All these values are referenced to the base date of December 2012 and will be adjusted, as mentioned above.

MARKET ANNOUNCEMENT

The Company is evaluating the accounting and tax effects of the Ordinance in question.

The Company will keep the market informed about the subject mentioned in this Market Announcement.

Rio de Janeiro, April 22, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.